GREENWIND NRG INC.
                     69 Saphire, The Grange, Stilorgan, Co.
                                 Dublin, Ireland

                           Telephone +353 87 153 6399

                                  March 6, 2013

Russell Mancuso
Branch Chief
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

     Re: Greenwind NRG Inc.
         Registration Statement on Form S-1
         Filed February 6, 2013
         File No. 333-178741

Dear Mr. Mancuso

     Thank you for your February 15, 2013 comment correspondence to the above referenced Registration Statement on Form S-1 for Greenwind NRG Inc. (the "Company"). The following is in response to your February 15, 2013 correspondence. Underlined verbiage below constitutes your comments and our client's response is in regular type. We have simultaneously filed Amendment No.8 to the Company's Registration Statement.

1.   We have added the requested risk factor.

2. We have revised our disclosure to specify that the minimum we will need to raise is $60,000 in order to have sufficient funds to pay off the accrued payables.

3.   WE have provided the requested undertakings.

4. We have included an updated consent from out independent accountants which references the correct reporting dates.

                                   Sincerely,

                                   Greenwind NRG Inc.

                                   /s/ James Sammon
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